SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Golden Eagle International, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

380961 10 2
(CUSIP Number)

Mark Bogani
Lone Star Equity Group, LLC
6222 Richmond Avenue, Suite 540
Houston, Texas
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2009
(Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1      NAME OF REPORTING PERSONS

Lone Star Equity Group, LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)[  ]
(b)[  ]

3     SEC USE ONLY

4       SOURCE OF FUNDS

NA

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]
Item 2(e)[__]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 91,908,000 8. Shared Voting Power: N/A 9. Sole Dispositive Power: 91,908,000 10. Shared Dispositive Power: N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,908,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14       TYPE OF REPORTING PERSON

00 - Limited Liability Company

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock, $0.0001 par value, of Golden Eagle International, Inc. The principal executive offices of Golden Eagle International, Inc. are presently located at 9661 South 700 East, Salt Lake City, Utah 84070, Telephone 801-619-9320.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Lone Star Equity Group, LLC, a Colorado limited liability company.

(b)	Business address: 6222 Richmond Avenue, Suite 540, Houston TX 77057.

(c)	Not applicable.

(d)	During the last five (5) years, Mark Bogani, the manager of Lone Star Equity Group, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, Mark Bogani, the manager of Lone Star Equity Group, LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship: Mark Bogani, the manager of Lone Star Equity Group, LLC, is a citizen of the United States. Lone Star Equity Group, LLC is a Colorado limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not applicable. This Schedule 13D/A No. 1 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on April 17, 2008. The Reporting Person is filing this Amendment No. 1 to update certain information with respect to its beneficial ownership of Golden Eagle International Inc. common stock as previously reported in its Schedule 13D, and to report that its direct and indirect beneficial ownership of Golden Eagle International Inc. common stock is now less than 5% of the number of shares issued and outstanding.

ITEM 4. PURPOSE OF THE TRANSACTION

        On December 27, 2007 the Reporting Person converted all of its shares of Golden Eagle International Inc.‘s Series B Contingent Convertible Preferred Stock into 105,662,500 shares of Golden Eagle International Inc. common stock. As a result of standard open market transactions executed between April 21, 2009 and June 2, 2009, the Reporting Person now owns 91,908,000 shares of Golden Eagle International Inc. common stock. At the present time, the Reporting Person has no plans or proposals which relate to, or would result in, those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The Reporting Persons has sole voting and dispositive power over 91,908,000 common shares of Golden Eagle International Inc, which represents approximately 4.9% of the total number of Golden Eagle International Inc. common shares currently outstanding.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein.

        Between April 21, 2009 and June 2, 2009 in open market transactions the Reporting Person sold 13,754,000 shares of Golden Eagle International Inc. common stock. The high and low reported sales prices of Golden Eagle International, Inc. common stock on April 21, 2009 were $0.0028 and $0.0023, respectively; and on June 2, 2009 were $0.002 and $0.0017, respectively. These high and low prices are reflective of the range of prices through the period of the sales.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships by or between the Reporting Person and any other person with respect to any securities of Golden Eagle International Inc., including but not limited to the transfer of voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2009

By: /s/ Lone Star Equity Group, LLC —————————————— Mark Bogani, Manager